OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

Digital Angel Corporation
(Name of Issuer)
Common Stock - $0.005 par value
(Title of Class of Securities)
58449P 10 1
(CUSIP Number)
Michael Krawitz
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Tel: (561) 805-8000
Fax: (561) 805-8001

Wilmington Trust Company
Rodney Square North
1100 North Market Street.
Wilmington, Delaware 19890-0001
Attention: Corporate Trust Administration
Tel: (302) 651-1000
Fax: (302) 636-4140
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	58449P 10 1	Page	2	of	7

1	NAMES OF REPORTING PERSONS Applied Digital Solutions, Inc. (“ADS”) I.R.S. Identification No. of above person (entity only) 43-1641533

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		24,495,788 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,000 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,495,788 shares

WITH	10	SHARED DISPOSITIVE POWER

1,000,000 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,495,788 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) The voting and dispositive powers of these ADS owned shares of Digital Angel Corporation common stock are shared with the Digital Angel Share Trust under the terms of an Amended and Restated Trust Agreement.

CUSIP No.	58449P 10 1	Page	3	of	7

1	NAMES OF REPORTING PERSONS Digital Angel Share Trust I.R.S. Identification No. of Above Person (entity only) 45-6117433

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,000 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	58449P 10 1	Page	4	of	7
This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D with respect to the shares of common stock, par value $0.005 per share (the “Shares”), of Digital Angel Corporation (the “Issuer”). The Schedule 13D is hereby amended and supplemented as follows:
Item 3. Source and Amount of Funds or Other Consideration.
No payments were made by or on behalf of Applied Digital Solutions, Inc., a Delaware corporation (“Applied Digital”), in connection with the execution of the secured term note between Applied Digital and the Issuer dated August 31, 2007 (the “Note”). The source and amount of consideration under the terms of the Note described in “Item 4. Purpose of Transaction” is herein incorporated by reference. The Note is incorporated by reference herein by reference to Exhibit 1 attached hereto.
Item 4. Purpose of Transaction.
On August 31, 2007, Applied Digital and the Issuer entered into the Note in the amount of $7.0 million. As part of the consideration for the Note, the Issuer agreed to issue to Applied Digital 921,402 shares of Issuer common stock.
A copy of the Note is attached hereto as Exhibit 1. The description of certain terms of the Note set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Note.
Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) and (b). As of September 5, 2007, Applied Digital is the beneficial owner of 25,495,788, shares of the Issuer’s common stock, or approximately 56.0% of the Issuer’s common stock outstanding. Applied Digital shares voting and dispositive power with the Trust over 1,000,000 of these shares, or 2.2% of the Issuer’s common stock outstanding. Applied Digital has sole voting and dispositive power with respect to 24,495,788 of the shares, or 54% of the Issuer’s common stock outstanding. Upon dissolution of the Trust, Applied Digital will have sole voting and dispositive power with respect to the 1,000,000 shares currently held in the Trust.
Currently, Applied Digital claims beneficial ownership with respect to all 25,495,788 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.
(c). Since the most recent filing on Schedule 13D/A, the Trust has not engaged in any transaction in the Issuer’s common stock and on August 31, 2007 Applied Digital acquired 921,402 shares of the Issuer’s common stock in connection with the Note having a value of $1,428,173.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The terms of the Note described in “Item 4. Purpose of Transaction” is herein incorporated by reference.
Item 7. Material to be Filed as Exhibits.
All exhibits to the original Schedule 13D, as amended, are incorporated herein by reference. Attached hereto as exhibits are the following documents:

Exhibit 1	Secured Term Note between Applied Digital and the Issuer dated August 31, 2007

Exhibit 2	Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: September 6, 2007
APPLIED DIGITAL SOLUTIONS, INC.
By: /s/ Lorraine M. Breece
Name: Lorraine M. Breece
Title: Senior Vice President and Acting Chief Financial Officer
DIGITAL ANGEL SHARE TRUST
By: Wilmington Trust Company, trustee
By: /s/ Lorraine M. Breece
Name: Lorraine M. Breece
Title: Attorney-in-Fact and Authorized Agent

Appendix A

Name and Current Business Address	Present Principal Occupation or Employment:
Daniel E. Penni 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Mr. Penni, age 59, serves as chairman of the board of ADS, and is chairman of the compensation committee and serves as a member of the audit, nominating and compliance and governance committees of ADS’ board of directors. Presently, he is a principal with the Endowment for the 21st Century. Mr. Penni is also a member of the board of directors of ADS’s majority-owned subsidiary, VeriChip, and serves as chairman of VeriChip’s compensation committee and as a member of VeriChip’s audit committee.

J. Michael Norris 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Mr. Norris, age 60, is a director of ADS and serves as a member of the audit and nominating committees of ADS’ board of directors. Mr. Norris currently operates his own consulting firm.

Dennis G. Rawan 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Mr. Rawan, age 64, is a director of ADS, and serves as chairman of the nominating committee and as chairman of the audit committee of ADS’ board of directors.

Constance K. Weaver 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Ms. Weaver, age 54, Ms. Weaver is a director of ADS, serves as a member of the compensation and nominating committees and as chairman of the compliance and governance committee of ADS’ board of directors. Since July 2005, Ms. Weaver has served as the executive vice president and chief marketing officer for BearingPoint, Inc.

Michael E. Krawitz 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Mr. Krawitz, age 37, is a director of ADS and serves as ADS’ chief executive officer and president.

Lorraine M. Breece 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Ms. Breece, age 55, is ADS’ chief financial officer, senior vice president, chief accounting officer, assistant secretary and treasurer.

Exhibit Index

Exhibit 1	Secured Term Note between Applied Digital and the Issuer dated August 31, 2007

Exhibit 2	Joint Filing Agreement